News release

3 December 2015

ISSUED ON BEHALF OF RELX PLC AND RELX N.V.

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC and RELX N.V. (the “Companies”) announce that, following the conclusion of their £500 million share buyback programme in 2015, the Companies will, based on their strong financial position and cash flow characteristics, implement an additional irrevocable, non-discretionary programme to repurchase their respective ordinary shares up to the value of £100 million in total between 1 January 2016 and 22 February 2016, ahead of the Companies’ results announcement on 25 February 2016.  The ratio of the respective ordinary shares to be bought back by each of the Companies over the course of this period will be set by reference to the Companies’ respective economic interests in RELX Group plc.  The Companies intend that shares purchased will be held in treasury.

Any share purchases will be made by the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares.  In addition, any share purchases effected by RELX PLC will be in accordance with Chapter 12 of the Listing Rules and any share purchases effected by RELX N.V. will be in accordance with the EU’s Buy-back and Stabilisation Regulation.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)207 166 5751

Paul Abrahams (Media)

Tel : +44 (0) 20 7166 5724